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MAR 16 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks (City) CA (State) 91360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave., Suite 230, (Address) Chatsworth, (City) CA (State) 91311 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

See Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA
COUNTY OF VENTURA ___________

Subscribed and sworn to (or affirmed) before me on this 13th day of March 2020 by
DATE MONTH

TAE P. Ho and

_________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Purblic

Z. HUSAIN
COMM. # 2266114
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
My Commission Expires DECEMBER 5, 2022

OPTIONAL

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL

CORPORATE OFFICER

PARTNER(S)

ATTORNEY IN FACT

TRUSTEE(S)

GUARDIAN/CONSERVATOR

OTHER:

DESCRIPTION OF ATTACHED DOCUMENTS

Oath/Affirmation for Annual Audit Report

TITLE OF DOCUMENT

2

PAGES

3/13/2020

DATE

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2019

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information	
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1	15
Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3	16
Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	17
Schedule IV - Schedule of Segregation Requirements and Funds In Segregation for Customers' Regulated Commodity Futures and Options Accounts	18
Assertions Regarding Exemption Provisions	19
Report of Independent Registered Public Accounting Firm	20
Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (SIPC-7)	21
SIPC Supplemental Report	22

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gold Coast Securities, Inc. as of December 31, 2019, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gold Coast Securities, Inc.'s management. Our responsibility is to express an opinion on Gold Coast Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gold Coast Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determining Reserve Under Rule 15c3-3, Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3, and Schedule IV, Schedule of Segregation Requirements and Funds have been subjected to audit procedures performed in conjunction with the audit of Gold Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gold Coast Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Gold Coast Securities, Inc.'s auditor since 2001.
Chatsworth, California
March 13, 2020

GOLD COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	6,489
Deposit with clearing organization		25,000
Receivable from broker-dealers and clearing organization		80,021
Other receivables		5,175
Office furniture and equipment, at cost, less accumulated depreciation of $3,293		3,274
Officer advances		29,000
Operating leases ROU asset		78,042
Other assets		26,743
Total assets	$	253,744

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	39,400
Operating leases payable		78,042
Deferred revenue, net		1,654
Total liabilities		119,096
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200 shares authorized, 102 shares issued and outstanding		5,843
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 284.66 shares issued and outstanding		67,655
Additional paid-in capital		17,991
Retained earnings		43,159
Total stockholders' equity		134,648
Total liabilities and stockholders' equity	$	253,744

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

Revenues:		
Commissions		
Brokerage commissions	$	16,049
Distribution fees		178,492
Insurance revenue		624,864
Trailing commissions and fees		277,542
Investment advisory and management fees		450,459
Representative monthly fees		57,825
Reimbursement income		29,782
Miscellaneous income		8,505
Interest and dividend income		534
Total Revenue		1,644,052
Expenses:		
Commissions		755,212
Investment advisory and management fee expense		367,489
Employee compensation and benefits		255,557
Occupancy		97,122
Regulatory and insurance expense		78,457
Clearing		29,975
Communications and data processing		21,783
Legal and professional fees		20,336
Website maintenance and documentation		4,838
Supplies and printing		3,497
Postage and delivery		3,153
Depreciation and amortization		1,302
Other		5,251
Total Expenses		1,643,972
Income before income tax provision		80
Income tax provision		800
Net loss	$	(720)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2019

Subordinated borrowings at beginning of year	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at end of year	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
	Shares	Value	Shares	Value			
Balance at December 31, 2018	102	$5,843	284.66	$67,655	$17,991	$43,879	$135,368
Net loss	-	-	-	-	-	($720)	($720)
Balance at December 31, 2019	102	$5,843	284.66	$67,655	$17,991	$43,159	$134,648

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

		2019
Cash flows from operating activities:		
Net loss	$	(720)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization		1,302
Changes in:		
Receivable from broker-dealers and clearing organization		7,626
Other assets		1,434
Officer advances		(29,000)
Accounts payable and accrued expenses		(12,313)
Deferred revenue, net		(6,864)
Total adjustments		(37,815)
Net cash used by operating activities		(38,535)
Net decrease in cash and cash equivalents		(38,535)
Cash and cash equivalents at beginning of year		45,024
Cash and cash equivalents at end of year	$	6,489
Supplemental cash flow disclosures:		
Income tax payments	$	800
Interest payments	$	-
Non-cash activities		
Operating lease liability	$	78,042

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Gold Coast Securities, Inc. (a C-corporation) (the "Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities, mutual funds, corporate debt, municipal bonds, and U.S. government securities; selling life insurance and annuities; and providing investment advisory and management services.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)
The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees
The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees
The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue
The Company charges or receives a management fee in connection with management and investment advisory services performed for customers in managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the investment advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

2. Significant Accounting Policies (continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

Subsequent Events
The Company evaluated subsequent events through March 13, 2020, the date the financial statements were available to be issued.

3. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

In February 2016, the FASB issued ASU 2016-02, "Leases," that provides a new accounting guidance related to leases effective January 2019 for terms longer than 12 months. ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use (ROU) asset and a lease liability on the balance sheet. Since the Company has not entered into any lease obligation greater than 12 month, the Company was not required to record a ROU asset and lease liability, but nevertheless chose to recognize the operating leases without amortizing the ROU asset due to its short term nature. Refer to Note 7, *Commitments and Contingencies*, for additional disclosure.

4. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019, or during the year then ended.

5. Cash Segregated Under Federal and Other Regulations

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

6. Receivable From and Payable Clearing Organizations

Amounts receivable from and payable to clearing organizations were as follows for the year ending December 31, 2019:

December 31, 2019	***Receivable***	***Payable***
Receivable from product sponsors and clearing organization	$ 80,021	$ --
Fees and commissions receivable/payable	5,175	39,192
	$ 85,196	$ 39,192

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing LLC) on a fully disclosed basis. Pershing LLC is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

7. Commitments and Contingencies

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company's lease will terminate on November 30, 2020. Current monthly rental payments are approximately $3,700. In addition, the Company leases 1,802 square feet of office space in Gold River, California. The Company extended the lease for an additional twelve month period to be terminated on November 30, 2020. Current monthly rental payments are approximately $3,400.

The Company classifies these leases as operating leases. Because these leases generally do not contain renewal options any associated payments that may arise upon renewal are excluded from future lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under these lease contracts include fixed payments and variable payments. The variable payments arise from the Company's proportionate share of the building's property, taxes, insurance and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition are reported on a straight line basis without amortizing the remaining lease term due to the short-term nature of the leases. As of December 31, 2019, the amounts reported on the Statement of Financial Condition were as follows:

Operating leases:

Operating lease ROU asset	$ 78,042
Operating lease liability	$ 78,042

Future minimum lease payments under the operating leases are as follows:

Year ending December 31,:	
2020	$ 78,042
	$ 78,042

Lease payments for the year ended December 31, 2019 was $86,248, which is included in Occupancy expense.

8. Property and Equipment

Property and equipment consists of the following as of December 31, 2019:

Computer, Phone & Equipment	$	6,567
Less: Accumulated Depreciation		(3,293)
Total Property and Equipment	$	3,274

Depreciation expense for the year ended December 31, 2019 was $1,302.

9. Retirement Plan

In August 2003, the Company established a 401(k) Profit Sharing Plan administered by Retirement Systems of California, Inc. The 401(k) Profit Sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped at $19,000 in 2019 (plus catch-up provisions).

All employees who are at least 21 years of age and have been employed by the Company for at least six months are eligible to participate. Plan contributions are self-directed. No employer matching contributions were made for the year ending December 31, 2019.

10. Major Revenue Concentration

For the year ended December 31, 2019, variable annuity, mutual fund, and management fee revenue were approximately 37%, 28% and 27%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. In addition, approximately 14% of total revenues were generated from one insurance company. Approximately another 14% of total revenues were generated from one mutual fund company.

With respect to clearing organization receivables, such receivables normally arise from fees generated through clearing and execution services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers, mutual fund companies, and insurance companies as the source of these revenues. As of December 31, 2019, two product providers had balances of approximately 17% and 16% of total receivables from Broker-Dealers and Clearing Organization. In addition, the Company's clearing firm had a balance of approximately 5% of total receivables from Broker-Dealers and Clearing Organization.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had no bad debt expense for 2019.

11. Income Tax

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2019, the Company had a state and federal NOL carryforward of approximately $79,000 and $35,000, respectively, which will expire by 2035. As of December 31, 2019, there are no assurances the Company will be able to utilize such losses. As such, the Company has recognized a full allowance for any deferred taxes, and has recognized the minimum state franchise tax of $800, for the year 2019.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is generally not subject to federal, state, or local tax examinations by taxing authorities for years before 2016. As of December 31, 2019, no taxing authority has proposed any adjustments to the Company's tax position.

12. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company's net capital measured $60,203 and its net capital ratio was 0.68 to 1.

13. Related Party Transactions

During 2019, the Company provided an officer of the Company an advance of $29,000, which is reported on the Statement of Financial Condition as an Officer Advance. The advance carries no interest and is due for repayment by December 31, 2020.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2019

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019

Net capital		
Total stockholders' equity		$ 134,648
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		134,648
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		134,648
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	3,274	
Other assets - registered representative receivables, net	5,175	
Officer advances	29,000	
Receivable from broker-dealers, in excess of related payable	10,253	
Other assets - prepaid expenses and deposits	26,743	74,445
Net capital before haircuts on securities positions		60,203
Haircuts on securities positions		-
Net capital per audited financial statements		$ 60,203
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 41,054
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 41,054
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of AI)		$ 2,737
Minimum dollar net capital requirement		$ 50,000
Minimum net capital required (greater of above):		$ 50,000
Excess net capital over minimum net capital required		$ 10,203
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 57,466
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 56,098
Ratio: Aggregate indebtedness to net capital		0.68 to 1

There is a difference of $8,112 between the preceeding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019 due to a discrepancy in the treatment of some receivables from investment companies.

See Report of Independent Registered Public Accounting Firm

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2019

Not applicable

See Report of Independent Registered Public Accounting Firm

GOLD COAST

SECURITIES

Member FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Gold Coast Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31, 2019.

Tae P. Ho
Chief Executive Officer
Gold Coast Securities, Inc.

01/13/2020
Date

275 E. Hillcrest Drive, Suite 225, Thousand Oaks, CA 91360
Tel. 805-496-3660 888-474-4610 Fax 805-496-3880

www.gcsec.com

Farber Hass Hurley LLP
Certified Public Accountants
9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com
Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Gold Coast Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gold Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provision") and (2) Gold Coast Securities, Inc. stated that Gold Coast Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Gold Coast Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Coast Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California

March 13, 2020

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gold Coast Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gold Coast Securities, Inc. for the year ended December 31, 2019, solely to assist you and SIPC in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
March 13, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2590*******************MIXED AADC 220
53148 FINRA DEC
GOLD COAST SECURITIES INC
275 E HILLCREST DR STE 225
THOUSAND OAKS, CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TAE P. HO, (805) 496-3660

2. A. General Assessment (item 2e from page 2) $ 659

B. Less payment made with SIPC-6 filed (**exclude interest**) (323)
07/25/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 336

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 336

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box XX **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 336

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOLD COAST SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of FEBRUARY, 20 20.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,644,052
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,084,979
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	29,732
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
FEES FROM REPRESENTATIVES	90,241
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____	
Enter the greater of line (i) or (ii)	
Total deductions	1,204,952
2d. SIPC Net Operating Revenues	$439,100
2e. General Assessment @ .0015	$659
	(to page 1, line 2.A.)